SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 0-26206
                                                        CUSIP Number 656031-10-1

(Check One) /X/ Form 10-K  / / Form 20-F  / / Form 11-K
           / /  Form 10-Q / / Form N-SAR

    For Period Ended:   December 31, 2000

PART I - REGISTRANT INFORMATION

NORLAND MEDICAL SYSTEMS, INC.
(Full Name of Registrant)

      OSTECH INC.
(Former Name if Applicable)

106 Corporate Park Drive
Suite 106
- -----------------------------------------
(Address of Principal Executive Offices)

White Plains, New York  10604
- -----------------------------------------
(City, State and Zip Code)

PART II - RULES    12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate)

/x/   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable  effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the time prescribed time period.

         Certain required adjustments to repriced outstanding stock options could not be accurately calculated in a timely fashion. In addition, certain reserves previously recorded by the Registrant, which reduce the Registrant's revenue, may in fact not be needed. The Registrant is still waiting to receive information from a third party to confirm the necessity of this reserve.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Reynald G. Bonmati       (914)            694-2285
         (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is not, identify report(s).
                                                    Yes   x      No
                                                       -------      -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof?
                                                     Yes   X       No
                                                        -------      -------

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     NORLAND MEDICAL SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2001           By  /s/ Reynald G. Bonmati
                                -------------------------------
                                      Reynald G. Bonmati
                                      President

                ATTACHED STATEMENT FOR PART IV (3) of Form 12b-25

         The estimated results of operations registrant expects to report for the year ended December 31, 2000, as compared with the results of operations for the year ended December 31, 1999 is set forth below. To the extent the Registrant is not required to take the reserve outlined in Part III of this Form 12b-25, the Registrant's revenue would increase and the loss per share would be reduced.

                     Years ended December 31, 2000, and 1999

                                                     2000              1999
                                                     ----              ----
Revenue (including sales to
affiliates of $9,449 and $92,883
in 2000 and 1999, respectively)                  $13,402,823      $17,798,035
Cost of revenue                                    7,596,306        9,549,677
                                                 -----------      -----------
Gross profit                                       5,806,517        8,248,358

Sales and marketing expense                        4,231,221        5,482,817
General and administrative expense                 2,851,889        3,377,520

Research and development expense                     564,771        1,325,116
Non-recurring charges                              7,258,036             --
                                                 -----------      -----------

Operating (loss) income                           (9,099,400)      (1,937,095)
Other income (expense):
Interest expense                                     216,619         (273,005)
Interest income                                        5,704           34,453

Loss before income taxes benefit                  (9,310,315)      (2,175,647)
Income taxes benefit                               4,118,920             --
                                                 -----------      -----------
Net loss                                         (13,429,235)     $(2,175,647)

Basic and diluted weighted average shares:        27,029,566       21,616,010

Basic and diluted loss per share                      $(0.50)          $(0.10)

The changes in results of operations for the year ended December 31, 2000 are primarily the result of a $7,258,036 non-recurring charge to earnings of certain unamortized cost of goodwill and related tax benefits.